Contact

www.linkedin.com/in/hsurichard (LinkedIn)

www.richardhsu.me (Personal)

Top Skills

Programming

MySQL

Python

Publications

SnowFort: An Open Source Wireless Sensor Network for Data Analytics in Infrastructure and Environmental Monitoring

Richard Hsu

Co-Founder and CTO @ SwingVision | AI-Driven Sports Analytics

San Francisco Bay Area

Summary

As the co-founder and CTO of SwingVision, I lead the development of the mobile AI platform that helps tennis players and coaches track, share, and improve their game like a pro. I am passionate about creating innovative and user-friendly solutions that leverage cutting-edge technology.

SwingVision is the official player and ball tracking app of Tennis Australia, LTA, and ITA, and has been featured in the Spring and Fall 2021 Apple Keynotes, 2021 App of the Day, and 2023 Apple Design Award. We are backed by Techstars, Tennis Australia, Andy Roddick, and James Blake, and have a growing community of avid tennis fans and players. My mission is to empower tennis enthusiasts of all levels and ages to enjoy, learn, and excel at the sport I love.

Experience

SwingVision
Co-Founder and CTO
June 2019 - Present (6 years 3 months)
San Francisco Bay Area

Automated shot tracking, video analysis and line calling using just a single smartphone. Featured in the Spring & Fall 2021 Apple Keynotes and 2021 App of the Day.

Official Player & Ball Tracking App of Tennis Australia, LTA and ITA. Backed by Techstars, Tennis Australia, Andy Roddick and James Blake.

Cisco
Technical Leader II
May 2018 - June 2019 (1 year 2 months)
San Francisco Bay Area

Cisco Webex is the leading enterprise solution for video conferencing, online meetings, screen share, and webinars.

Accompany
Software Developer
September 2015 - June 2019 (3 years 10 months)
Los Altos, CA

Accompany is a relationship intelligence platform and has one of the richest databases of decision makers in the world. Our solutions are AI-driven and are designed to help users stay up to date on executive and company news for the purposes of prospecting, selling and relationship building.

Acquired by Cisco May 2018

LinkedIn
Software Engineer
June 2014 - August 2015 (1 year 3 months)
Mountain View, CA

• Partnered with other teams to investigate performance issues in their stack
• Developed internal tools to help with performance investigations and aid other teams with performance monitoring and evaluation

Stanford University
9 months

Course Assistant for CS 142: Web Applications
January 2014 - June 2014 (6 months)
Stanford University

Course taught history of the web, HTML/CSS, Javascript, Ruby, and Rails.
• Graded assignments and exams and held weekly office hours for students.
• Held discussion sections reviewing course material.

Section Leader for CS 106B: Programming Abstractions in C++
October 2013 - December 2013 (3 months)
Stanford University

• Led sections and taught students how to approach and solve programming problems.
• Graded assignments and exams and held 1:1 interactive grading sessions with students to discuss their assignments.

LinkedIn
Summer Software Engineering Intern for the Performance Team
June 2013 - September 2013 (4 months)
Mountain View, CA

• Extended work on an internal tool for capacity planning and modeling of LinkedIn services.
• Built a data store, web UI, and web API to access data store with Flask, Jinja, SQLAlchemy, MySQL, and jQuery for storing and visualizing data from internal tool for capacity planning and modeling of services.

Stanford University
Section Leader for CS 106B: Programming Abstractions in C++
January 2013 - March 2013 (3 months)

• Led sections and taught students how to approach and solve programming problems.
• Graded assignments and exams and held 1:1 interactive grading sessions with students to discuss their assignments.

A10 Networks
Support Engineer Intern
May 2012 - August 2012 (4 months)
San Jose, CA

• Extended internal parsing tool written in Python for the Support Engineering team to better read system logs.
• Expanded internal inventory tool written in PHP and MySQL for compiling inventory and reserving resources. Also worked on web interface to be more user friendly with jQuery and Twitter Bootstrap.
• Helped migrate Request Tracker to new server as well as set up MySQL database master-slave replication.

UC Berkeley
3 years 2 months

Reader for CS 161: Computer Security
January 2012 - May 2012 (5 months)
Berkeley, CA

• Assisted course staff with course material and worked through labs and provided feedback, suggestions, and solutions.

Research Apprentice
September 2011 - May 2012 (9 months)

• Transcribed, coded, and analyzed teaching methodologies in the classroom environment.

• Assisted research group in preparation for conference papers for the National Association for Research in Science Teaching conference and also co-wrote one of the papers for the conference.

Windows System Administrator
April 2011 - May 2012 (1 year 2 months)
Berkeley, CA

• Managed Windows Servers by providing maintenance and support to clients.
• Completed Remote Desktop Gateway infrastructure for organization to access the internal network securely over remote desktop.
• Wrote technical documentation and training documentation for future teams.

Student Instructor for EE 20N: Signals and Systems
September 2011 - December 2011 (4 months)
Berkeley, CA

• Led discussions based off the lectures, created discussion worksheets, and reviewed exam questions.
• Graded quizzes and exams.

Student Instructor for CS 61BL: Data Structures and Programming Methodology
June 2011 - August 2011 (3 months)
Berkeley, CA

• Taught students data structures and programming methodology as well as a variety of other topics, such as runtime analysis and sorting algorithms.
• Taught mini-lectures and review for the students as well as prepared worksheets and review packets for students.
• Graded quizzes and exams as well as helped create and revise the exams.

Lab Assistant for CS 61BL: Data Structures and Programming Methodology
January 2011 - May 2011 (5 months)
Berkeley, CA

• Assisted students with labs, graded quizzes, and reviewed quizzes with students one-on-one.

Unit Supervisor
March 2010 - April 2011 (1 year 2 months)
Berkeley, CA

• Supervised a team of 4 residential computing consultants and provided them with technical training and promoted high quality customer service.

• Co-trained approximately 30 residential computing consultant specifically in troubleshooting Windows and Mac OS issues including network troubleshooting, system error handling, and malware detection and removal.

Research Apprentice
September 2010 - December 2010 (4 months)
Berkeley, CA

• Recorded Highschool Biology classroom and took field notes.
• Transcribed, coded, and analyzed teaching methodologies in the classroom environment.

Residential Computing Consultant
April 2009 - March 2010 (1 year)
Berkeley, CA

• Provided IT support for about 1,200 students residents at UC Berkeley with malware, software, and hardware problems.

Berkeley Poetry Review
Media and Technology Chair
December 2009 - December 2010 (1 year 1 month)
Berkeley, CA

• Created and maintained the website, provided technical support for the club, and provided audio and video support.

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Education

Stanford University
Master of Science (MSc), Computer Science · (2012 - 2014)

University of California, Berkeley
Bachelor of Science, Electrical Engineering and Computer Science · (2008 - 2012)

Northwood High School
· (2004 - 2008)